SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

TAT TECHNOLOGIES LTD.
(Name of Registrant)

Hamelacha 5, Netanya 4250407 Israel
(Address of Principal Executive Office)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒           Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☒
          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

Explanatory Note

TAT Technologies Ltd. (the "Company") hereby furnishes its investors presentation, which is attached to this Form 6-K as Exhibit 99.1

Disclaimer

The information contained herein is only a summary, does not exhaust all the information about the Company and its Operations, and does not replace a review of the Company's Periodical and Annual Reports on Form 20-F and in other information which is filed and furnished with the Israel Securities Authority and the U.S. Securities and Exchange Commission. Material information regarding the Company which is included in this slide deck has been published to the public in the past as part of the Company’s reporting. That said, the information or data presented may be presented in a different manner and/or segmentation from those previously furnished in the Company's Reports.

The presentation does not constitute or form part of any invitation or offer to invest or purchase the Company's securities and in particular does not constitute an "offer to the public" or "sale to the public" of any kind, the presentation is intended solely for the provision of information included in it and does  not constitute a recommendation or opinion or a substitute for the judgment of an investor for any kind of decision and does not pretend to include all the information that may be relevant for the purpose of making any decision regarding the investment in the Company's securities and in general.

This presentation may include forward-looking information as defined in the Securities Law, 1968 and in the U.S. Private Securities Litigation Reform Act of 1995, including forecasts, goals, business strategy, evaluations and estimates regarding both the Company's activities and the markets in which it operates, as well as any other information, in any form in which it is presented, that relates for future events or matters, the realization of which is uncertain and not under the Company's control.

Any forward-looking information is based on current estimates and assumptions, among others, by the Company's management, which, although the Company believes are reasonable, are inherently uncertain and are partially based on subjective estimates. The realization or non-realization of the forward-looking information will be affected and depended on a variety of factors including, including the risk factors which are inherent to the Company’s activity, third party decisions, including regulatory authorities and engagements with third parties, as well as by developments in the economic environment and the external factors which impact the Company’s activity, which cannot be assessed in advance and are out of the Company’s control. Actual results and achievements of the Company in the future may be materially different from those presented in the forward-looking information presented in this presentation. The Company does not undertake to update or change such a forecast or estimate in order to reflect events and/or reasons that will apply after the date of this presentation and does not undertake to update this presentation.

Exhibit Index

This Report on Form 6-K of TAT Technologies Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1          Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: March 26, 2025